EXHIBIT 99.5

News release…

Date: 27 April 2005
Ref: PR418g

Timing for issue of IFRS information for 2004

On 5 May 2005, Rio Tinto will be issuing the Group’s International Financial Reporting Standards (IFRS) Balance Sheets as at 31 December 2004 and 30 June 2004 and IFRS Income Statements and Cash flow Statements for the periods then ended.

Guy Elliott, Rio Tinto's finance director, will be hosting two conference calls on 5 May 2005. The first will be at 17-00 Melbourne time (08-00 London time) and the second at 16-30 London time. Live access to both will be possible via Rio Tinto's website. (www.riotinto.com).

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Lisa Cullimore	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7730 418 385	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227365	Mobile: +61 (0) 408 335 309
Richard Brimelow	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7753 783 825	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885